CapitaLand

**CapitaLand Limited**
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

03022288

82-4507

17 April 2003

***Via Courier***

The U.S. Securities And Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

SUPPL

**CAPITALAND LIMITED**
**- AMERICAN DEPOSITORY RECEIPTS PROGRAM**
**(EXEMPTION NUMBER: 82-4507)**

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 March 2003 till 31 March 2003, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully



Jessica Lum
Secretariat Manager

Encs.

cc VP Tan Wah Nam

dlw 6/6

s/sec/adr/adrltr-mar03.doc

## List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

| Name of Report or Announcement | Date Made Public, Filed or Distributed | Source of Requirement |
|---|---|---|
| CapitaLand China CEO sees strong underpinnings for growth in China | 3 March 2003 | For Public Relations Purposes |
| CapitaLand blue chip offices continue to command above market rents<br>*- Close to 80% of rentals locked in for 2003* | 3 March 2003 | For Public Relations Purposes |
| CapitaLand to grow its assets under management (AUM) in 2003 through North East Asian initiatives | 3 March 2003 | For Public Relations Purposes |
| CapitaLand to increase overseas earnings to over 50% in 2003 | 3 March 2003 | For Public Relations Purposes |
| Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Completion of the acquisition of a 50 per cent. interest in Citadines" | 3 March 2003 | For Public Relations Purposes |
| Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Increase of share capital in subsidiaries" | 3 March 2003 | For Public Relations Purposes |
| Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Acquisition of additional 40% interest in Shanghai Xin Wei Property Development Co., Ltd" | 4 March 2003 | For Public Relations Purposes |
| CapitaLand's China homes record strong sales<br>*Sales strategy to sell to locals comes to fruition* | 7 March 2003 | For Public Relations Purposes |
| Announcement and news release by CapitaLand's subsidiary, The Ascott Group Limited – "Acquisition and management of Seri Bukit Ceylon Serviced Residence Units" and "Ascott acquires 48 units in a Kuala Lumpur Serviced Residence and secures a new management contract" | 7 March 2003 | For Public Relations Purposes |
| Announcements and news release by CapitaLand's subsidiary, Raffles Holdings Limited – "Corporate changes in Raffles Holdings Limited", "Jennie Chua appointed President & CEO of Raffles Holdings while Leong Wai Leng assumes the post of Deputy CEO", "Announcement of appointment of President & Chief Executive Officer" and "Announcement of appointment of Deputy Chief Executive Officer" | 7 March 2003 | For Public Relations Purposes |

| Name of Report or Announcement | Date Made Public, Filed or Distributed | Source of Requirement |
| --- | --- | --- |
| Change of Company Secretary | 12 March 2003 | SESTL Listing Manual |
| Enabled Homes Pte Ltd – Company in members' voluntary liquidation | 12 March 2003 | SESTL Listing Manual |
| Plaza Singapura to see more new tenants soon | 17 March 2003 | For Public Relations Purposes |
| Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Executive Committee" | 20 March 2003 | For Public Relations Purposes |
| Acquisition of additional stake in Bayshore Development Group Limited | 21 March 2003 | SESTL Listing Manual |
| Notice of Books Closure and Dividend Payment Date | 26 March 2003 | SESTL Listing Manual |
| Notice of Annual General Meeting | 26 March 2003 | SESTL Listing Manual |
| Additional information on the acquisition of additional stake in Bayshore Development Group Limited | 27 March 2003 | SESTL Listing Manual |
| Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Sale of Assets of Scotts Picnic Food Court, Kuala Lumpur" | 28 March 2003 | For Public Relations Purposes |
| Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Resignation of Secretary" | 31 March 2003 | For Public Relations Purposes |
| Announcement (Amended) by CapitaLand's subsidiary, The Ascott Group Limited – "Sale of assets of Scotts Picnic Food Court, Kuala Lumpur" | 31 March 2003 | For Public Relations Purposes |

82-4507

CapitaLand

**News Release**

# CapitaLand China CEO sees strong underpinnings for growth in China

**Singapore, 3 March 2003 –** CapitaLand China sees a strong growth potential in China, barring unforeseen circumstances, due to several factors including a strong GDP, continued foreign direct investment flow, increased government spending ahead of the 2008 Olympics and the World Expo 2010, and the huge domestic travel market which will increase internal vibrancy.

In 2002, earnings from CapitaLand China's residential operations was S$66 million in 2002, against S$26 million in 2001. Said Lim Ming Yan, CEO of CapitaLand China, "The Company anticipates significant contributions to its earnings in 2003 as a result of the release of our remaining phases of Summit Residences and the anticipated launch of our Xuhui and Changning sites in Shanghai. For the first time, there will be a property launch in Beijing."

--- END ---



***For more information, please contact:***

George Tanasijevich
SVP, Equity Markets
Tel: 68233 535

Basskaran Nair
Communications
Tel: 68233 554

82-4507

CapitaLand

**News Release**

# CapitaLand blue chip offices continue to command above market rents

## *- Close to 80% of rentals locked in for 2003*

**Singapore, 3 March 2003 –** CapitaLand's blue chip office portfolio occupancies and rentals, which outperformed market benchmarks in 2002, will continue to support 2003 earnings as close to 80% of its leases are already locked in for 2003.

About 35% of its blue chip portfolio is located in the choice Raffles Place business district and another 42% in the Shenton Way/Tanjong Pagar central area. These properties include Caltex House, Hitachi Tower, Six Battery Road, Temasek Tower and Capital Tower. Rentals for these prime properties continue to remain above average prime rents in the central business district. Going forward, CapitaLand's office portfolio rental returns in Singapore will be augmented by Raffles City Shanghai, a prime office and retail complex currently under development in the heart of Shanghai's business district, near the historic People's Square.

In spite of the current macro-economic situation, the steady rental income from its office portfolio in Singapore will help CapitaLand to weather the challenging times ahead. The Company will continue to focus on improving its portfolio yield in order to ensure premium value and maintain its leadership position.

82-4507

CapitaLand

CapitaLand's quality office properties in Singapore have outperformed the market in 2002 as intensive asset management have given them an edge over those of the market. Its portfolio occupancy of 91% has exceeded the market's 84% as at end 2002. In addition, while market rental rates have declined between December 2001 and December 2002, the average rent of all leased spaces in its office portfolio has actually increased over the same time frame.

--- END ---



**For more information, please contact:**

George Tanasijevich
SVP, Equity Markets
Tel: 68233 535

Basskaran Nair
Communications
Tel: 68233 554

82-4507

CapitaLand

**News Release**

# CapitaLand to grow its assets under management (AUM) in 2003 through North East Asian initiatives

**Singapore, 3 March 2003** – CapitaLand has to-date S$2.2 billion worth of assets under management (AUM) and is likely to grow this figure in 2003 through overseas fund management activities. At the time of the merger, in November 2000, CapitaLand had said that one of its targets was to manage S$3 – S$5 billion worth of assets. The S$2.2 billion AUM under CapitaLand includes CapitaMall Trust, Eureka Office Fund and the IP Fund.

CapitaLand's aim is to move from a traditional real estate company that owns and manages assets to one that has an 'asset-right' real estate portfolio with the balanced income from development, investment and fees. In 2003, it embarked on fund management initiatives in North East Asia, and targets to launch a China fund, primarily for properties in Shanghai and Beijing, by mid 2003. The target fund size will be US$100 million, with the flexibility to increase to US$200 million. A Japan fund is also in the pipeline.

--- END ---



**For more information, please contact:**

George Tanasijevich
SVP, Equity Markets
Tel: 68233 535

Basskaran Nair
Communications
Tel: 68233 554

82-4507

CapitaLand

**News Release**

# CapitaLand to increase overseas earnings to over 50% in 2003

**Singapore, 3 March 2003** – CapitaLand is set to increase its overseas earnings to over 50% in 2003, up from 45% reported for 2002. In FY2002, EBIT from overseas operations increased to S$342 million, from S$74 million in FY2001. China operations contributed 12% to the total EBIT in FY2002, Australia 20% and other overseas operations 13%.

"Expanding overseas is a key platform in our strategy to improve returns. In 2002, 45% of our earnings before interests and tax were from our overseas operations, which form 33% of our total assets. In short, the overseas assets have been 66% more productive per dollar, compared to our Singapore assets. We will deploy more capital to higher yielding markets, which are primarily overseas. Our focus will continue to be on key gateway cities that are growth and stable economies," said Liew Mun Leong, President and CEO, CapitaLand Limited.

CapitaLand has built for itself a critical mass in each key foreign market through its 'multi-local strategy', based on partnerships with reputable local players; continual networking with local corporate players and authorities; strong local management, and local operations that understand the market, local business practices, regulations and social economic factors.

--- END ---

82-4507

CapitaLand



**For more information, please contact:**

George Tanasijevich
SVP, Equity Markets
Tel: 68233 535

Basskaran Nair
Communications
Tel: 68233 554

82-4507

MASNET No. 10 OF 03.03.2003
Announcement No. 10

**CAPITALAND LIMITED**

## ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "COMPLETION OF THE ACQUISITION OF A 50 PER CENT. INTEREST IN CITADINES"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), had on 1 March 2003 issued an announcement on the above matter. Attached Ascott's announcement is for information.

Citadines - Acquisition Closing.Pl

Submitted by Jessica Lum, Assistant Company Secretary on 03/03/2003 to the SGX

82-4507

**THE ASCOTT GROUP LIMITED**
(Incorporated in the Republic of Singapore)

**ANNOUNCEMENT**

**COMPLETION OF THE ACQUISITION OF A 50 PER CENT. INTEREST IN CITADINES**

The Board of Directors (the "**Board**") of The Ascott Group Limited ("**Ascott**") refers to the announcement on 4 December 2002 in connection with the proposed acquisition (the "**Acquisition**") by EuroResidence 2 SAS ("**EuroResidence 2**"), a wholly owned subsidiary of Ascott, of 50 per cent. of the shares in the capital of Oriville SAS which owns and manages a serviced residence and property portfolio under the "Citadines" brand ("**Citadines**").

Further to that announcement, the Board is pleased to announce the completion of the Acquisition on 28 February 2003. Following the completion of the Acquisition, EuroResidence 2 holds 50 per cent. of the shares in the capital of Citadines.

BY ORDER OF THE BOARD
Keong Wen Hui
Asst. Company Secretary
Singapore
1 March 2003

L:\SMS\CHRISTCHURCH\MASNET\25.02.03.DOC

82-4507

MASNET No. 11 OF 03.03.2003
Announcement No. 11

**CAPITALAND LIMITED**

# ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "INCREASE OF SHARE CAPITAL IN SUBSIDIARIES"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), had on 1 March 2003 issued an announcement on the above matter. Attached Ascott's announcement is for information.

Increase in share capital.PD

Submitted by Jessica Lum, Assistant Company Secretary on 03/03/2003 to the SGX

**THE ASCOTT GROUP LIMITED**
(Incorporated in the Republic of Singapore)

**ANNOUNCEMENT**

**INCREASE IN SHARE CAPITAL IN SUBSIDIARIES**

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce the following :

**(1) Increase in share capital of EuroResidence 1 SARL ("EuroResidence 1")**

EuroResidence 1 has increased its registered share capital from €37,000 (comprising 37,000 shares of €1 each fully paid) to €13,837,000 (comprising 13,837,000 shares of €1 each fully paid).

EuroResidence 1, a *Société à responsabilité limitee* incorporated in France, is a wholly owned subsidiary of Bloomfield Holdings, N.V. ("Bloomfield"), a company incorporated in the Netherlands. Bloomfield is a wholly owned subsidiary of The Ascott Group (Europe) Pte Ltd, which is a wholly owned subsidiary of the Company.

Bloomfield has subscribed for an additional 13,800,000 shares of €1 each in EuroResidence 1. Consequent to the subscription, Bloomfield's interest in EuroResidence 1 has increased from €37,000 (comprising 37,000 shares of €1 each fully paid) to €13,837,000 (comprising 13,837,000 shares of €1 each fully paid).

**(2) Increase in share capital of EuroResidence 2 SAS ("EuroResidence 2")**

EuroResidence 2 has increased its registered share capital from €37,000 (comprising 37,000 shares of €1 each fully paid) to €15,037,000 (comprising 15,037,000 shares of €1 each fully paid).

EuroResidence 2, a *Société par actions simplifée* incorporated in France, is a wholly owned subsidiary of EuroResidence 1.

EuroResidence 1 has subscribed for an additional 15,000,000 shares of €1 each in EuroResidence 2. Consequent to the subscription, EuroResidence 1's interest in EuroResidence 2 has increased from €37,000 (comprising 37,000 shares of €1 each fully paid) to €15,037,000 (comprising 15,037,000 shares of €1 each fully paid).

The increases in the share capital of EuroResidence 1 and EuroResidence 2 are to fund the acquisition of the 50% interest in Oriville SAS, as announced by the Company on 4 December 2002 and 1 March 2003.

The above increases in share capital have no material effect on either the earnings per share or the net tangible asset per share of the Company for the financial year ending 31 December 2003.

BY ORDER OF THE BOARD
Keong Wen Hui
Asst. Company Secretary
1 March 2003

82-4507

MASNET No. 56 OF 04.03.2003
Announcement No. 56

**CAPITALAND LIMITED**

## ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "ACQUISITION OF ADDITIONAL 40% INTEREST IN SHANGHAI XIN WEI PROPERTY DEVELOPMENT CO., LTD"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

SXW.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 04/03/2003 to the SGX

82-4507

**THE ASCOTT GROUP LIMITED**

ANNOUNCEMENT

**ACQUISITION OF ADDITIONAL 40% INTEREST IN SHANGHAI XIN WEI PROPERTY DEVELOPMENT CO., LTD**

On 29 November 2002, the Board of Directors of The Ascott Group Limited (the "Company") announced that the Company's indirect wholly owned subsidiary, Glenwood Properties Pte Ltd ("Glenwood"), has signed an agreement to purchase 40% interest (the "Transferred Shares") in Shanghai Xin Wei Property Development Co., Ltd from Shanghai Hua Wei Property Development Co., Ltd, a party unrelated to the Company. The Company wishes to further announce that the Transferred Shares were legally transferred to Glenwood on 11 February 2003 being the date of the Certificate of Approval recently obtained from the Shanghai Foreign Investment Commission of the People's Republic of China.

Following the aforesaid acquisition of interest, Shanghai Xin Wei Property Development Co., Ltd is now an associated company of the Company.

By Order of the Board
Keong Wen Hui
Asst. Company Secretary
4 March 2003

94532V1

82-4507

CapitaLand

**For immediate release**
**7 March 2003**

# NEWS RELEASE

## CapitaLand's China homes record strong sales
***Sales strategy to sell to locals comes to fruition***

**Singapore, 7 March 2003** – CapitaLand's latest residential development in Shanghai, Summit Residences, has been chalking up fast sales with new units sold as soon as they were released. First launched in October last year, about 90% of the 532 units released to-date has been sold. Located next to the Lujiazui financial district in Shanghai close to Times Square Pudong, the 913-unit Summit Residences is the third phase of the Chrysanthemum Park development. Phase 1 (Chrysanthemum Park) is fully-sold whilst phase 2 (Summit Panorama) has only some balance units.

CapitaLand has adopted strategy where the sale of its homes is targeted at primarily the local residents. The company seeks to build homes tailored to meet the lifestyles of the locals. In China, the company sells primarily to the Chinese nationals, in Australia to the Australians, and similarly so for the other gateway cities in which the Group operates.

About 87% of the buyers for Summit Residences are Chinese nationals. They also form the largest group of buyers at Summit Panorama at 80%. About half of the buyers have an average monthly family income of between RMB10,000 to RMB20,000. The buyers identified the three most important factors that influenced their purchase decisions as design and layout; price; and location.

82-4507

CapitaLand has six residential projects in its China stable, providing about 5,000 homes. These projects are either completely sold-out, or close to doing so. In the pipeline for development are three prime sites which can build another estimated 4,000 over units. These sites are located in Changning and Xuhui districts in Shanghai and Chaoyang district in Beijing. Over 1,000 units from these sites are slated for released this year.

--- END ---

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

**Media Contact**

Nicole Neo
Corporate Communications
Tel: +65 6826 6869, Email: nicole.neo@capitaland.com.sg

**Analysts Contact**

George Tanasijevich,
Equity Markets
Tel: +65 6823 3535, Email: george.tanasi@capitaland.com.sg

82-4507

MASNET No. 80 OF 07.03.2003
Announcement No. 80

CAPITALAND LIMITED

## ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - (1) ACQUISITION AND MANAGEMENT OF SERI BUKIT CEYLON SERVICED RESIDENCE UNITS (2) ASCOTT ACQUIRES 48 UNITS IN A KUALA LUMPUR SERVICED RESIDENCE AND SECURES NEW MANAGEMENT CONTRACT

Attached announcement and news release issued today by CapitaLand Limited's subsidiary, The Ascott Group Limited, are for information.

Ascott annc.PDF

Ascott News Release.pdf

Submitted by Lim Mei Yi, Company Secretary on 07/03/2003 to the SGX

82-4507

THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
Nº 8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

March 7, 2003
**For Immediate Release**
Contact:

| | |
|---|---|
| Ida Lim | (65) 6586 7230 |
| Betsy Tan | (65) 6586 7234 |

**NEWS RELEASE**

**Ascott Acquires 48 Units In A Kuala Lumpur Serviced Residence And Secures New Management Contract**

The Ascott Group, a leading international serviced residence chain, has acquired 48 units of a 96-unit serviced residence in Kuala Lumpur for RM11.9 million (S$5.4 million).

It has also secured the contract to manage the residence, Somerset Bukit Ceylon, in the city's central business district.

Located in Kuala Lumpur's Golden Triangle, Somerset Bukit Ceylon is a five-minute walk from Lot 10 and Starhill retail malls and the Bintang Walk shopping belt. It is also close to the major hotels and office buildings along Jalan Sultan Ismail and the Kuala Lumpur City Centre.

Part of a mixed-use complex, the serviced residence is currently under development and will open in the second quarter of 2005.

- more -

SINGAPORE
AUCKLAND
BANGKOK
BEIJING
GLASGOW
HANOI
HO CHI MINH CITY
HOBART
JAKARTA
KUALA LUMPUR
KUCHING
LONDON
MANCHESTER
MANILA
MELBOURNE
SHANGHAI
SURABAYA
SYDNEY
TIANJIN
TOKYO

Ascott will manage the property for five years, with the option to renew for another five years. It has also secured the contract to provide pre-opening technical services during the development phase. Its acquisition of the 48 serviced residence units includes 24 carpark lots.

The Ascott Group is a leading international serviced residence chain with more than 8,400 serviced residence units in 20 cities. Following its recent acquisition of 50 per cent of the Citadines pan-European serviced residence chain, Ascott's portfolio has expanded to 13,500 serviced residence units in 37 cities across Asia, Europe and Australasia.

The group's chief corporate and investment officer, Mr Benett Theseira, said: "Somerset Bukit Ceylon will enlarge Ascott's presence in Kuala Lumpur and enable us to drive even greater scale benefits and operational efficiencies from the clustering of our properties in the city.

"The residence will leverage the strong market presence we have established in the city with The Ascott Kuala Lumpur. It will also benefit from tapping Ascott's international marketing network and customer base," he added.

Mr Theseira said that the group's 223-unit The Ascott Kuala Lumpur outperformed the market in occupancy and rental rates last year. In Kuching, its 68-unit Somerset Gateway led the market in rental rates and revenue per available room.

He added that Somerset Bukit Ceylon will provide guests with a living experience and support services that help them succeed in the city. These include organising activities that facilitate guests' business networking and integration with the community.

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Somerset Bukit Ceylon will comprise studio to three-bedroom suites and offer facilities such as a gym, swimming pool and residents' lounge.

As part of the group's Somerset brand of serviced residences, the property will target middle to upper management executives, and project a contemporary and stylish lifestyle.

*The Somerset Bukit Ceylon acquisition and management contract are not expected to have any material effect on the company's financial results for the current financial year.*

---

**Issued by :** **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : March 7, 2003

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Betsy Tan, Executive
Tel: (65) 6586 7234 Hp: (65) 9641 6920 Fax: (65) 6586 7202
Email: betsy.tan@the-ascott.com

- end -

**The Ascott Group's Properties in Malaysia**

**A. Serviced Residences**

***Somerset Bukit Ceylon -- 96 units, Kuala Lumpur***

Located in Kuala Lumpur's Golden Triangle business district, the residence is close to office buildings such as Wisma HLA and Wisma Goldhill. The Lot 10 and Starhill retail malls, and Bintang Walk shopping belt are a five-minute walk away. Units range from studio suites to three-bedroom penthouses.

***The Ascott Kuala Lumpur -- 223 units, Kuala Lumpur***

Located in Kuala Lumpur City Centre, the property is within walking distance of the Petronas Twin Towers. The Suria KLCC shopping complex and Bintang Walk are nearby. The Royal Selangor Golf Club, National Mosque and Chinatown are a short drive away. Units range from executive suites to four-bedroom penthouses.

***Somerset Gateway, Kuching – 68 units, Kuching***

The stylish Somerset Gateway is in the heart of Sarawak's central business district, close to shops, restaurants and entertainment centres. Historical sites such as the Sarawak Museum are nearby. Units range from deluxe to three-bedroom suites.

**B. Corporate Leasing**

***Suasana Sentral Residences – 54 units, Kuala Lumpur***

The condominium is situated in Kuala Lumpur Sentral, a residential, retail and corporate precinct. The city air terminal, which offers an express railway link to the Kuala Lumpur International Airport, is nearby. Units include a study room and range from two to four-bedroom apartments.

**About The Ascott Group**

The Ascott Group is a major international serviced residence company with 8,400 serviced residence units spanning the gateway cities of Southeast Asia, North Asia, Australasia and the UK.

Following its recent acquisition of 50 per cent of the Citadines pan-European serviced residence chain, Ascott's portfolio has expanded to 13,500 serviced apartments across 37 cities including London, Paris, Brussels, Berlin and Barcelona.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today it boasts a 19-year industry track record and serviced residence brands that enjoy strong recognition worldwide.

The Group's flagship The Ascott luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its Somerset brand offers stylish, contemporary living for senior to upper management executives. The mid-tier Oakford brand provides corporate executives with comfortable city residences in Australia.

Listed on the mainboard of the Singapore Exchange as 'Ascott', the Group is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia.

82-4507

**THE ASCOTT GROUP LIMITED**
(Incorporated in the Republic of Singapore)

**ANNOUNCEMENT**

**ACQUISITION AND MANAGEMENT OF SERI BUKIT CEYLON SERVICED RESIDENCE UNITS**

The Board of Directors of The Ascott Group Limited ("Ascott") wishes to announce that Liang Court (Malaysia) Sdn Bhd ("LC(M)SB"), an indirect wholly owned subsidiary of Ascott, has today, entered into a conditional sale and purchase agreement with UM Residences Sdn Bhd ("UMR") to acquire 48 serviced residence units and 24 carpark lots in Seri Bukit Ceylon ("Acquisition") for an aggregate consideration of RM11,853,600 (equivalent to approximately SGD5,405,242) payable in cash by instalments. The Acquisition is conditional upon LC(M)SB obtaining approvals from the Foreign Investment Committee of Malaysia ("FIC") and the State Authority of Wilayah Persekutuan. Seri Bukit Ceylon is a serviced residence project being developed by UMR at Lorong Ceylon, Kuala Lumpur, Malaysia, which comprises 27 duplex business suites, 96 serviced apartments and 124 residential units.

The consideration was arrived at based on negotiations concluded between Ascott and UMR on a willing buyer and willing seller basis.

LC(M)SB has today also entered into an agreement ("JV Agreement") with UMR to establish a joint venture partnership ("JVP") in which LC(M)SB and UMR have equal voting rights, and interests of 49.467% and 50.533% respectively in the net profits and liabilities of the JVP. Each of LC(M)SB and UMR will lease its respective 48 serviced residence units owned by each of them to the JVP, and UMR will lease or procure the lease to the JVP of the other units in the project which have been sold to purchasers who have leased them back to UMR (or its nominee) (collectively, "Leased Units"). Pursuant to the JV Agreement, Ascott has, through its management subsidiary in Malaysia, Ascott International Management (Malaysia) Sdn Bhd, entered into a management agreement ("Management Agreement") with the JVP to manage and operate the Leased Units as serviced residences for five years, with the option to renew the agreement for another five years. The JV Agreement is conditional upon FIC approval being obtained by LC(M)SB and the Acquisition being completed. The Management Agreement is conditional upon the JVP being duly formed pursuant to the JV Agreement and the Acquisition being completed.

The transactions above are not expected to have a material effect on the net tangible assets or earnings per share of the Ascott Group for the current financial year ending 31 December 2003.

By Order of the Board

Keong Wen Hui
Asst. Company Secretary
Singapore
7 March 2003

MASNET No. 79 OF 07.03.2003
Announcement No. 79

82-4507

**CAPITALAND LIMITED**

## ANNOUNCEMENTS AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED - (1) CORPORATE CHANGES IN RAFFLES HOLDINGS LIMITED (2) JENNIE CHUA APPOINTED PRESIDENT & CEO OF RAFFLES HOLDINGS WHILE LEONG WAI LENG ASSUMES THE POST OF DEPUTY CEO (3) ANNOUNCEMENT OF APPOINTMENT OF PRESIDENT & CHIEF EXECUTIVE OFFICER (4) ANNOUNCEMENT OF APPOINTMENT OF DEPUTY CHIEF EXECUTIVE OFFICER

Attached announcements and news release issued today by CapitaLand Limited's subsidiary, Raffles Holdings Limited, are for information.

Raffles annc.pdf Raffles News Release.pdf Raffles annc - Rule 704 - CEO.p

Raffles annc - Rule 704 - Deputy CEO.p

Submitted by Lim Mei Yi, Company Secretary on 07/03/2003 to the SGX

82-4507

MASNET No. 19 OF 07.03.2003
Announcement No. 19

Raffles HOLDINGS **RAFFLES HOLDINGS LIMITED**

## Corporate Changes in Raffles Holdings Limited

The Board of Directors of Raffles Holdings Limited ("the Company") wishes to announce the following changes which will take effect from 2 April 2003 :-

(1) Ms Jennie Chua, the Company's Deputy Chief Executive Officer (Marketing & Operations) will be appointed as President & Chief Executive Officer of the Company.

(2) Ms Leong Wai Leng, the Company's Deputy Chief Executive Officer (Finance & Investments) will be appointed as Deputy Chief Executive Officer of the Company.

(3) Mr Richard Charles Helfer will resign as Director, President & Chief Executive Officer of the Company.

Mr Helfer will also relinquish his position as Chairman & Chief Executive Officer of Raffles International Limited and membership on Board and management committees of the Company and his directorships of the Company's subsidiaries and associated companies.

Pursuant to the Company's retirement gratuity plan, Mr Helfer will be entitled to a lump sum payment of S$2.05m after 17 years of service with the Group. This payment will have no material impact on the Company's Net Tangible Assets (NTA) and the impact on its Earnings Per Share (EPS) for the current year is not ascertainable at this point of time. However, assuming this payment had been made in FY2002, the effect on EPS and NTA would have been 4.5% and 0.1% respectively.

Submitted by Emily Chin, Company Secretary on 07/03/2003 to the SGX

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Raffles HOLDINGS

**NEWS RELEASE**

**For more information, please contact:**
Judith Tan
Tel: (65) 6430 1366
**Email:** judith.tan@raffles.com

**JENNIE CHUA APPOINTED PRESIDENT & CEO OF RAFFLES HOLDINGS WHILE LEONG WAI LENG ASSUMES THE POST OF DEPUTY CEO**

**SINGAPORE, 7 March 2003 –** Raffles Holdings Limited ("Raffles Holdings") announced today key management changes at Raffles Holdings with effect from 2 April 2003. Jennie Chua, currently Deputy CEO (Operations & Marketing), and President & COO of Raffles International Limited, the hotel management arm of Raffles Holdings, has been appointed President & Chief Executive Officer of Raffles Holdings. Leong Wai Leng, currently Deputy CEO (Finance & Investments), will be the Deputy CEO of Raffles Holdings. Richard Helfer, the current President & CEO of Raffles Holdings, has resigned after being at the helm since the listing of the Raffles Holdings in 1999.

Chairman Cheng Wai Keung said: "Richard has been with the Raffles group for over 17 years and has had many significant achievements, including the listing of the Company in 1999 and bringing the Group from a single hotel entity to being a truly global hotel chain today. His recent achievements, including the successful divestment of 55% of Raffles City; the acquisition and integration of the Swissôtel chain of hotels which expanded the Group's global reach; establishment of strategic alliances and product brand extensions; and introduction of innovative concepts, have given the Group a strong foundation. We wish him all the best as he pursues new opportunities.

Going forward, the business imperatives for profit growth will require organisational restructuring and succession planning to meet the challenges and changes demanded in an increasingly difficult market. Jennie and Wai Leng, together with the Group's international management team, will provide the continuity for Raffles Holdings' and Raffles International's operations, as they embark on organisational changes to position the Group for the next stages of growth."

Commenting on the appointments of Jennie Chua and Leong Wai Leng, Chairman Cheng Wai Keung said: "Jennie has overseen the performance of the Group's portfolio of hotels and resorts in Asia Pacific, Europe, North America and South America. In particular, she was instrumental for the hotel's global operations under the Raffles International master brand. Wai Leng, on the other hand, brings with her valuable experience in the key areas of corporate finance and investments. She has made significant contributions to other international companies before joining Raffles Holdings, providing corporate directions and executing strategic plans to realise value for these companies. With the strong background and experience of both Jennie and Wai Leng, the Board is confident that together with the international management team in place, they will provide the necessary focus and direction to steer the Group in managing the challenges ahead."

---

**About Raffles Holdings Limited**

Raffles Holdings Limited is a hospitality company listed on the Singapore Exchange Securities Trading Limited. It is the leading hotel chain headquartered in Asia Pacific having an approximately 12,000-room portfolio comprising hotels and resorts in 32 major destinations across Asia, Australia, Europe, North America and South America.

Raffles Holdings has a hotel management subsidiary, Raffles International Limited. Raffles International Limited, formed in 1989, is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards hotel management.

Raffles International's hotels and resorts are marketed under a two-tiered brand structure. The "Raffles brand" hotels distinguish themselves by the highest standards of products and services available in major cities on an international level. The "Swissôtel" hotels offer quality accommodation and the full range of modern facilities and amenities expected by today's discerning traveller, with an emphasis on quality and comfort. Many hotels in the Raffles International portfolio have been voted top hotels in the world. These include the legendary Raffles Hotel, Singapore, Raffles Brown's Hotel, London, Raffles Hotel Vier Jahreszeiten, Hamburg, Raffles L'Ermitage Beverly Hills, California and Le Montreux Palace, Montreux.

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Raffles International also operates one of the largest spa networks in the world – Amrita Spa. Raffles International's Amrita facilities are found in 14 locations. These include Raffles L'Ermitage, Beverly Hills in USA; Swissôtel Quito in Ecuador; Le Montreux Palace in Switzerland; Swissôtel Berlin in Germany and Raffles Brown's Hotel in the UK. Raffles International also operates the SPAcademy, Singapore's premier spa education and skills training institute. The Raffles International Training Centres in Singapore and Phnom Penh offer training programmes for the hospitality and service industry.

## About CapitaLand Limited

Raffles Holdings is a subsidiary of CapitaLand Limited, which is listed on the Singapore Exchange Securities Trading Limited.

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company's core businesses in residential, commercial and industrial property and property-related services, such as property funds and real estate financials are focused in select gateway cities in China, Australia and the UK. In these countries, CapitaLand is in partnership with reputable local players and has established a management team that understands the market, business practices and socio-economic factors.

The Company's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

## For more information, please contact:


**Judith Tan**
Director
Media Relations
& Communications
Raffles International Ltd
Tel: (65) 6430 1366
Fax: (65) 6339 1713
Email: judith.tan@raffles.com

**Julee Cooke**
Area Director
The Americas
Marketing Communications
Tel: 1 (954) 447 2510
Fax: 1 (954) 212 2937
Email: julee.cooke@raffles.com

**Beatrice Ganter**
Area Director –Europe/Middle East
& Mediterranean
Marketing Communications
Tel: (41) 1 893 1045
Fax: (41) 1 810 9490
Email: beatrice.ganter@raffles.com

82-4507

MASNET No. 47 OF 07.03.2003
Announcement No. 47

Raffles HOLDINGS **RAFFLES HOLDINGS LIMITED**

**Announcement Of Appointment Of Deputy Chief Executive Officer**

| | |
|---|---|
| **Date of appointment:** | 02/04/2003 |
| **Name:** | Leong Wai Leng |
| **Age:** | 46 |
| **Country of principal residence:** | Singapore |
| **Whether appointment is executive, and if so, the area of responsibility:** | Executive. Deputy Chief Executive Officer responsible for overall Group management and operations. |
| **Working experience and occupation(s) during the past 10 years:** | 2001 - Present<br>Deputy Chief Executive Officer<br>(Finance & Investments)<br>RAFFLES HOLDINGS LIMITED<br><br>1996 - 2001<br>Executive Vice President<br>(Corporate Development)<br>NATSTEEL LIMITED<br><br>1993 - 1996<br>Deputy Group Managing Director and Deputy Chief Executive Officer<br>(Finance & Investment)<br>L & M GROUP INVESTMENTS LTD<br><br>1990 - 1993<br>Deputy Chief Executive<br>SINGAPORE INSTITUTE OF STANDARDS AND INDUSTRIAL RESEARCH (SISIR)<br><br>Executive Director<br>NATIONAL SCIENCE & TECHNOLOGY BOARD |

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**Other directorships**

**Past (for the last five years)**

NatSteel Electronics Ltd
RCR Tomlinson Ltd
Southern Steel Berhad
Eastern Industries Pte Ltd
NatSteel Chemicals Ltd
BJH Pte Ltd
*SteelAsia Development and Management Corporation*
NatSteel Gateway Pte Ltd
Building Gateway Pte Ltd

**Present**

Raffles International Ltd
Raffles Hotel (1886) Ltd
Tincel Properties (Private) Limited
Raffles Corporation (Switzerland) Pte Ltd
Raffles Corporation (Germany) Pte Ltd
Raffles Corporation (USA) Pte Ltd
Raffles Corporation (Australasia) Pte Ltd
Raffles Centre (Private) Limited
Resorts International (1997) Pte Ltd
Stamford Hotels Pte Ltd
The Raffles Company (1997) Pte Ltd
Swissotel Management Corporation
Swissotel Management (USA) L.L.C.
Japan-Turkey Urban Development Investment Co., Ltd
RHL E-Ventures Pte Ltd
NTUC Children Co-Operative Ltd
The Little Skool House International Pte Ltd
The Family Place Pte Ltd
Info-Communications Development Authority of Singapore (IDA)

| | |
|---|---|
| **Shareholding in the listed issuer and its subsidiaries:** | Direct Interest - None<br><br>Indirect<br>- 15,000 ordinary shares of $0.50 each in Raffles Holdings Limited |
| **Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:** | None |
| **Conflict of interest:** | None |

**Declaration by a Director, Executive Officer or Controlling Shareholder as Required ( Per Appendix 15)**

**If the answer to the following is "Yes", please provide full details. If "No", please so indicate.**

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1(a) **Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?**
No

1(b) **Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?**
No

1(c) **Were you in the last 10 years a director or an executive director of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?**
No

2. **Are there any unsatisfied judgements outstanding against you ?**
No

3. **Have you been convicted of any offence, in SIngapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?**
No

4. **Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?**
No

5. **Have you received judgment against you in any civil proceeding in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?**
No

6. **Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**
No

7. **Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?**
No

8. **Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?**
No

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9. **Have you , to your knowledge, in SIngapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company partnership occurring or arising during the period when you were so concerned with the company or partnership?**
No

Submitted by Emily Chin, Company Secretary on 07/03/2003 to the SGX

82-4507

MASNET No. 40 OF 07.03.2003
Announcement No. 40

Raffles HOLDINGS RAFFLES HOLDINGS LIMITED

## Announcement Of Appointment Of President & Chief Executive Officer

| | |
|---|---|
| **Date of appointment:** | 02/04/2003 |
| **Name:** | Jennie Chua Kheng Yeng |
| **Age:** | 58 |
| **Country of principal residence:** | Singapore |
| **Whether appointment is executive, and if so, the area of responsibility:** | Executive. President & Chief Executive Officer responsible for overall Group management and operations. |
| **Working experience and occupation(s) during the past 10 years:** | 1999 - Present<br>Deputy Chief Executive Officer<br>(Marketing & Operations)<br>RAFFLES HOLDINGS LIMITED<br><br>President & Chief Operating Officer<br>RAFFLES INTERNATIONAL LIMITED<br><br>1998 - 1999<br>Executive Vice President<br>RAFFLES INTERNATIONAL LIMITED<br><br>1990 - 2000<br>General Manager<br>RAFFLES HOTEL, SINGAPORE<br><br>1988 - 1990<br>Director (Sales & Marketing)<br>WESTIN STAMFORD & WESTIN PLAZA |

**Other directorships**

**Past (for the last five years)**

Singapore Television Twelve Pte Ltd
Media Corporation of Singapore
Raffles Holdings Ltd (formerly known as Raffles Holdings (1995) Pte Ltd)
The Ascott Limited (formerly known as Scotts Holdings)
Tan Tock Seng Hospital Pte Ltd

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Singapore Anti-Tuberculosis Association
Jurong Bird Park
RC Spa Pte Ltd
Little India Arcade Pte Ltd

**Present**

Merchant Quay Pte Ltd
Raffles International Ltd
Raffles Royal Hotel Pte Ltd
Raffles Grand Hotel Pte Ltd
MCH Services (Sydney) Pte Ltd
Hotels & Resorts (Australasia) Pty Ltd
Hotels & Resorts (UK) Limited
Browns Hotel Ltd
Hotel Vier Jahreszeiten Von Friedrich Haerlin GmbH
Raffles International (Australasia) Pty Ltd
Raffles Hotel (1886) Ltd
Raffles International Hotels & Resorts (Thailand) Co Ltd
Burton Way Hotel, Inc.
Huaxia Swissotel Management Co Ltd
Swissotel Japan KK
Societe Montreux-Palace S.A.
RC Hotels (Pte) Ltd
Tincel Properties (Private) Limited
Singapore Tourism Board
Standards, Productivity and Innovation Board (SPRING Singapore)
Singapore International Chamber of Commerce
International Hotel Management School Pte Ltd

| | |
|---|---|
| **Shareholding in the listed issuer and its subsidiaries:** | Direct Interest<br>- 336,000 ordinary shares of $0.50 each in Raffles Holdings Limited<br><br>Indirect Interest - None |
| **Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:** | None |
| **Conflict of interest:** | None |

**<u>Declaration by a Director, Executive Officer or Controlling Shareholder as Required</u>**
**( Per Appendix 15)**

**If the answer to the following is "Yes", please provide full details. If "No", please so indicate.**

82-4507

1(a) **Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?**
No

1(b) **Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?**
No

1(c) **Were you in the last 10 years a director or an executive director of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?**
No

2. **Are there any unsatisfied judgements outstanding against you ?**
No

3. **Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?**
No

4. **Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?**
No

5. **Have you received judgment against you in any civil proceeding in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?**
No

6. **Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**
No

7. **Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?**
No

8. **Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?**
No

9. **Have you , to your knowledge, in SIngapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company partnership occurring or arising during the period when you were so concerned with the company or partnership?**
No

Submitted by Emily Chin, Company Secretary on 07/03/2003 to the SGX

82-4507

**CapitaLand Limited**
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

## CHANGE OF COMPANY SECRETARY

The Board of Directors of CapitaLand Limited wishes to announce the following changes with effect from 12 March 2003:

1) Resignation of Ms Lim Mei Yi as Company Secretary; and

2) Appointment of Mr Tan Wah Nam as Company Secretary.

By Order of the Board

Tan Wah Nam
Company Secretary
12 March 2003

s:sec/SGX annc/officers/change of co secy – 12 Mar 03.doc
JL/tln

82-4507

**CapitaLand Limited**
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

**ENABLED HOMES PTE LTD – COMPANY IN MEMBERS' VOLUNTARY LIQUIDATION**

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its 55% indirect subsidiary, eNabled Homes Pte Ltd ("EHPL") has been placed under members' voluntary liquidation. EHPL's principal activities are those related to the development and management of an internet-based platform to interact, transact and share information and the provision of information technology value added services to the property market in the residential sector.

The liquidation of EHPL is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2003.

By Order of the Board

Tan Wah Nam
Company Secretary
12 March 2003

S : sec/sgx annc/liquidation/enabled homes.doc
12 Mar 2003

82-4507

CapitaLand

**For Immediate Release**
**17 March 2003**

## PLAZA SINGAPURA TO SEE MORE NEW TENANTS SOON

**Singapore, 17 March 2003 –** In line with the repositioning of Plaza Singapura, CapitaLand has reached a mutually amicable arrangement with NTUC Fairprice for Liberty Market to leave the mall in April 2003. Negotiations with several prospects are expected to be finalised soon for the vacated space at Basement 2.

The opening of the new Dhoby Ghaut interchange next to Plaza Singapura as well as the presence of new anchor tenants, Carrefour and Best Denki, will draw increased shopper traffic and strengthen the mall's positioning as a lifestyle and family centre in Orchard Road.

Plaza Singapura's tenant mix has recently been revitalised in view of the expected increase in traffic when the new Dhoby Ghaut MRT interchange opens. Basement 2 of the mall will enjoy a direct link to the new giant interchange which is targeted to open in April 2003. This will be the largest station in the MRT network as it is the node point where both the new North-East line and the future Circle line will be linked to the existing Dhoby Ghaut MRT station. More than 20,000 people are expected to go through the station every hour during peak periods.

Prominent new anchor tenants, international hypermarket operator, Carrefour Singapore, and leading electrical and electronics products chain, Best Denki Singapore, have signed on with the mall and will start their operations in the second half of 2003. A new concept food hall has also been created at Basement 2. Exciting food eateries, and convenience and service trades have been introduced to give the area a 'market place' feel. The eateries offer a wide range of food including tom yam udon, Vietnamese stuffed puffs, Chinese pastries, Korean maki, pizza and pasta.

## About Plaza Singapura

With over 460,000 sq ft of net lettable area spread over nine-storeys, Plaza Singapura offers shoppers a wide range of shopping, entertainment and leisure activities. Each floor has been creatively themed to focus on specific groups within the target markets to ensure that there is something for everyone in the family. It enjoys convenient accessibility with its direct link at Basement 2 to the new Dhoby Ghaut MRT interchange. The tenant mix includes popular household brand names and diverse anchor tenants like Carrefour hypermarket, Best Denki, the leading electrical and electronics chain store in Singapore, Yamaha Music School, one of the largest music schools in Singapore, and Golden Village Cinemas which offers a 10 screen cineplex.

## About CapitaLand Commercial

CapitaLand Commercial is the largest manager of office and retail space in Singapore with interests in the gateway cities of London, Shanghai, Hong Kong, Tokyo and Kuala Lumpur. Its vision is to move beyond building mere concrete structures to create living, vibrant and integrated communities where people love to work, shop and entertain.

In Singapore, the company manages seven prime retail properties : Plaza Singapura and Scotts Shopping Centre along the prime Orchard Road/Scotts Road shopping belt; Junction 8 and Tampines Mall located in densely populated suburban centres; Liang Court, popular with the Japanese community; Clarke Quay, Singapore's first festival village by the Singapore River; as well as specialist mall Funan The IT Mall.

CapitaLand Commercial is the commercial property business unit of CapitaLand, one of the largest listed real estate companies in Asia.

## About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in residential, commercial and

industrial property and property-related services, such as property funds and real estate financial products, are focused in selected gateway cities in China, Australia and the UK. In these countries, CapitaLand is in partnership with reputable local players and has established a management team that understands the market, business practices and socio-economic factors.

The Company's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

Visit www.capitaland.com for more details.

Issued by CapitaLand Commercial Limited

**For more information, please contact:**
Julie Ong
Corporate Communications

Tel: 62396 751; Email :julie.ong@capitaland.com.sg

MASNET No. 79 OF 20.03.2003
Announcement No. 79

82-4507

**CAPITALAND LIMITED**

## ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "EXECUTIVE COMMITTEE"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Exco.pdf

Submitted by Tan Wah Nam, Company Secretary on 20/03/2003 to the SGX

82-4507

**THE ASCOTT GROUP LIMITED**

**ANNOUNCEMENT**

**EXECUTIVE COMMITTEE**

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce the appointment of Mr. Eugene Paul Lai Chin Look as an additional member of the Company's Executive Committee, which will take effect from 2 April 2003.

With the above appointment, the Executive Committee will comprise the following members :-

1. Mr. Liew Mun Leong – Chairman
2. Mr. Eugene Paul Lai Chin Look
3. Mr. Goh Hup Jin
4. Mr. Kee Teck Koon
5. Mr. Lim Jit Poh
6. Mr. Lui Chong Chee

By order of the Board
Shan Tjio / Keong Wen Hui
Company Secretary / Asst. Company Secretary
20 March 2003

82-4507

CapitaLand

**CapitaLand Limited**
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

## ACQUISITION OF ADDITIONAL STAKE IN BAYSHORE DEVELOPMENT GROUP LIMITED

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect joint venture company, Grand Design Development Limited ("Grand Design"), has today entered into a conditional sale and purchase agreement ("Sale Purchase Agreement") to acquire from Peakflow Profits Limited ("Peakflow") a 20% interest in Bayshore Development Group Limited ("Bayshore") comprising 20 ordinary shares of US$1 each in the issued share capital of Bayshore ("Shares") and shareholder's loans of HK$600 million plus accrued interest owed by Bayshore to Peakflow ("Shareholder's Loan").

Bayshore is a 70:30 joint venture between Grand Design and Peakflow. Grand Design is in turn an equal joint venture between Somerset Mall Pte Ltd ("Somerset Mall"), an indirect wholly-owned subsidiary of CapitaLand, and American International Assurance Company (Bermuda) Limited ("AIAB"). Peakflow is a wholly-owned subsidiary of Lai Sun Development Company Limited ("Lai Sun"). Both Bayshore and Grand Design are companies incorporated in the British Virgin Islands. Bayshore owns a premium grade A office building which is currently under development at 1 Connaught Road, Central, Hong Kong.

The consideration for the acquisition is HK$463,333,334 (approximately S$103,091,667). The terms were arrived at after arms' length negotiations between the parties. It is the sum of HK$416,666,667 representing part of a loan made available by Grand Design to Peakflow under a HK$625 million term loan facility made in 2001 and a prepayment premium of HK$46,666,667. Accordingly, the transfer of the Shares and the assignment of the Shareholder's Loan will be made in consideration for the reduction of the indebtedness under the said term loan facility.

The acquisition was completed today and following the completion, CapitaLand's indirect effective interest in Bayshore through Somerset Mall will be increased from 35% to 45%. This transaction allows CapitaLand to increase its stake in a premium office development at an attractive price. Hong Kong is a strategic gateway to China and multinational companies will continue to occupy choice properties located in the prime central business district.

Although the acquisition was completed today, it remains conditional, by way of a condition subsequent, on a simple majority of the shareholders of Lai Sun approving the acquisition in accordance with the requirements of the Stock Exchange of Hong Kong Limited ("HKSE") and the Listing Rules of the HKSE. If approval from the shareholders of Lai Sun is not obtained within 45 days after the date of the Sale Purchase Agreement or such longer period as Grand Design may agree in writing, the parties have agreed to do all things necessary to unwind the acquisition and to put the parties in a position as if the acquisition had not taken place.

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CapitaLand



Assuming the transaction had been effected in the most recent financial year ended 31 December 2002, there would have been no material impact on the net tangible assets per share and earnings per share of the CapitaLand Group for the said financial year ended 31 December 2002.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the above transaction.

A copy of the Sale Purchase Agreement is available for inspection during normal business hours at the registered office for a period of 3 months from the date hereof.

By Order of the Board

Tan Wah Nam
Company Secretary
21 March 2003

s:\sgxannc\shares\CCL.Bayshore.21Mar03.doc

CAPITALAND LIMITED

82-4507

## NOTICE OF BOOKS CLOSURE AND DIVIDEND PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Members of the Company will be closed from 20 May 2003 to 22 May 2003 (both dates inclusive) for the purposes of determining shareholders' entitlements to the proposed first and final dividend of 5% (S$0.05) per share, less 22% income tax, subject to the approval of shareholders at the forthcoming Annual General Meeting, proposed to be held on 9 May 2003.

Duly completed and stamped transfers in respect of shares not registered in the name of The Central Depository (Pte) Limited, together with all relevant documents of title thereto, received by the Company's Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315, up to 5.00 p.m. on 19 May 2003 will be registered to determine shareholders' entitlements to the proposed dividend.

Shareholders (being depositors) whose securities accounts with The Central Depository (Pte) Limited are credited with shares as at 5.00 p.m. on 19 May 2003 will be entitled to the proposed dividend.

The proposed dividend, if approved at the Annual General Meeting, will be paid on 30 May 2003.

By Order of the Board

Tan Wah Nam
Company Secretary
26 March 2003

Submitted by Tan Wah Nam, Company Secretary on 26/03/2003 to the SGX

CAPITALAND LIMITED 82-4507

## NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the STI, 168 Robinson Road, Level 9, Capital Tower, Singapore 068912, on Friday, 9 May 2003 at 3.00 p.m. to transact the following business:

**As Ordinary Business**

1 To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 December 2002 and the Auditors' Report thereon.

2 To declare a first and final dividend of S$0.05 per share less Singapore income tax at 22% for the year ended 31 December 2002.

3 To approve the sum of S$958,687 as Directors' fees for the year ended 31 December 2002 (2001: S$850,998).

4 To re-elect the following Directors, each of whom will retire by rotation pursuant to Article 95 of the Articles of Association of the Company and who, being eligible, will offer themselves for re-election:
(i) Mr Philip Yeo Liat Kok
(ii) Mr Sum Soon Lim
(iii) Mr Liew Mun Leong

*Mr Sum Soon Lim is a non-independent member of the Audit Committee.*

5 To re-elect Mr Richard Edward Hale, a Director, who will retire pursuant to Article 101 of the Articles of Association of the Company.

*Mr Richard Edward Hale is an independent member and Chairman of the Audit Committee.*

6 To consider and, if thought fit, to pass the following resolutions:
(i) "That pursuant to Section 153(6) of the Companies Act, Cap. 50, Mr Hsuan Owyang be and is hereby re-appointed a Director of the Company to hold such office from the date of this Annual General Meeting until the next Annual General Meeting of the Company."
(ii) "That pursuant to Section 153(6) of the Companies Act, Cap. 50, Mr Lim Chin Beng be and is hereby re-appointed a Director of the Company to hold such office from the date of this Annual General Meeting until the next Annual General Meeting of the Company."

7 To re-appoint Messrs KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration.

8 To transact such other ordinary business as may be transacted at an Annual General Meeting of the Company.

**As Special Business**

9 To consider and, if thought fit, to pass with or without modifications, the following resolutions, of which Resolution 9A will be proposed as a Special Resolution and Resolutions 9B and 9C will be proposed as Ordinary Resolutions:

9A That Articles 4, 9(B), 19, 148 and 152 and the heading "ALTERATION OF ARTICLES" before Article 152 of the Articles of Association of the Company be and are hereby altered, and Articles 149, 150 and 151 of the Articles of Association of the Company be and are hereby re-numbered, in the manner and to the extent as set out in the Appendix to the Company's Letter to Shareholders dated 26 March 2003.

9B That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed fifty per cent. (50%) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed twenty per cent. (20%) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited for the time being in force (unless such compliance has been waived by the Singapore Exchange Securities Trading Limited) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

9C That approval be and is hereby given to the Directors to:

(a) offer and grant options in accordance with the provisions of the CapitaLand Share Option Plan ("Share Option Plan") and/or to grant awards in accordance with the provisions of the CapitaLand Performance Share Plan ("Performance Share Plan") and/or the CapitaLand Restricted Stock Plan ("Restricted Stock Plan") (the Share Option Plan, the Performance Share Plan and the Restricted Stock Plan, together the "Share Plans"); and

(b) allot and issue from time to time such number of shares in the Company as may be required to be issued pursuant to the exercise of options under the Share Option Plan and/or such number of fully paid shares in the Company as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Stock Plan,

provided that the aggregate number of shares to be issued pursuant to the Share Plans shall not exceed fifteen per cent. (15%) of the issued share capital of the Company from time to time.

By Order of the Board

Tan Wah Nam
Company Secretary

Singapore
26 March 2003

82-4507

*Notes:*

*A member entitled to attend and vote at the meeting may appoint not more than two proxies to attend and vote in his stead. Where a member appoints more than one proxy, he shall specify the proportion of his shareholdings to be represented by each proxy. A proxy need not be a member of the Company. The instrument appointing a proxy must be deposited at the Registered Office of the Company at 168 Robinson Road #30-01, Capital Tower, Singapore 068912 not less than 48 hours before the time appointed for holding the meeting.*

*Additional information relating to the Notice of Annual General Meeting:*

*Resolution 9A is to alter the Articles of Association of the Company in the manner described in the Company's Letter to Shareholders dated 26 March 2003. Please refer to the Company's Letter to Shareholders dated 26 March 2003 for details.*

*Resolution 9B is to empower the Directors to issue shares in the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments. Please refer to the Company's Letter to Shareholders dated 26 March 2003 for details.*

*Resolution 9C is to empower the Directors to offer and grant options and/or grant awards under the CapitaLand Share Option Plan, the CapitaLand Performance Share Plan and the CapitaLand Restricted Stock Plan, and to allot and issue shares pursuant to the exercise of such options and/or vesting of such awards, provided that the aggregate number of shares to be issued does not exceed fifteen per cent. (15%) of the issued share capital of the Company from time to time.*

Submitted by Tan Wah Nam, Company Secretary on 26/03/2003 to the SGX

82-4507

CapitaLand

**CapitaLand Limited**
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

## ADDITIONAL INFORMATION ON THE ACQUISITION OF ADDITIONAL STAKE IN BAYSHORE DEVELOPMENT GROUP LIMITED

Further to the announcement made on 21 March 2003 in relation to the acquisition by CapitaLand Limited's ("CapitaLand") indirect joint venture company, Grand Design Development Limited ("Grand Design"), of an additional 20% interest (the "Acquisition") in Bayshore Development Group Limited ("Bayshore"), a 70:30 joint venture between Grand Design and Peakflow Profits Limited ("Peakflow"), CapitaLand wishes to advise that the most recent valuation of the property development held by Bayshore ("Development") was conducted by Knight Frank (Services) Limited on 31 December 2002. The aforesaid valuation was carried out in conjunction with CapitaLand's year-end valuation of its assets (which include its interest in Bayshore).

The Development, on a completed basis, was valued at HK$4.750 billion (approximately S$1.057 billion). Based on this valuation, the derived net tangible asset value of Bayshore as at 31 December 2002 was approximately HK$2.9 billion (approximately S$645 million). CapitaLand believes the value of the Development had not changed significantly during the intervening months between 31 December 2002 and 21 March 2003 (the date of the sale and purchase agreement for the Acquisition), and that the aforesaid net tangible asset value of Bayshore would still be a fair reflection of its net tangible asset value as at 21 March 2003. As such, the value of the additional 20% interest in Bayshore acquired by Grand Design from Peakflow is approximately HK$580 million (approximately S$129 million), being 20% of HK$2.9 billion. The consideration of HK$463,333,334 (approximately S$103,091,667) for the Acquisition was arrived at after arms' length negotiations and taking into account that the additional 20% interest acquired is a minority interest.

By Order of the Board

Tan Wah Nam
Company Secretary
27 March 2003

s:\sgxannc\shares\CCL.Bayshore.addtl-info27Mar03-final.doc

82-4507

MASNET No. 110 OF 28.03.2003
Announcement No. 110

**CAPITALAND LIMITED**

# ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "SALE OF ASSETS OF SCOTTS PICNIC FOOD COURT, KUALA LUMPUR"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Scotts-Picnic-KL.pdf

Submitted by Tan Wah Nam, Company Secretary on 28/03/2003 to the SGX

82-4507

**THE ASCOTT GROUP LIMITED**

**ANNOUNCEMENT**

**SALE OF ASSETS OF SCOTTS PICNIC FOOD COURT, KUALA LUMPUR**

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that Scotts Picnic Food Court Sdn Bhd ("SPFC"), an indirect wholly owned subsidiary of the Company, has entered into an irrevocable Asset Sale Agreement (the "Asset Sale Agreement") with Suria KLCC Sdn Bhd (the "Purchaser") today for the sale (the "Sale") of its fixed assets, comprising renovation, plant and equipment, and operating software and manuals (collectively, the "Fixed Assets") in Scotts Picnic Food Court for a total consideration of RM5 million (equivalent to approximately SGD2.3 million) (the "Consideration").

SPFC is the owner and operator of Scotts Picnic Food Court, which is located in Suria KLCC in Kuala Lumpur, Malaysia.

The Consideration, arrived at on a willing seller and willing buyer basis, shall be satisfied in cash in two (2) instalments. As of today (the "Completion Date"), the Purchaser has made the first payment of RM1.2 million for the Fixed Assets. The second payment of RM3.8 million for the Fixed Assets shall be made by the Purchaser on 30 June 2003.

SPFC will continue to operate Scotts Picnic Food Court at Suria KLCC with effect from the Completion Date until the extended expiry date of the food court tenancy lease on 30 June 2003 instead of the original expiry date of 7 May 2003. SPFC will lease back the Fixed Assets from the Purchaser for a consideration of RM1 during this period.

The Fixed Assets have been fully written down in the books of SPFC as at 31 March 2003.

**RATIONALE FOR THE SALE**

The Sale is in line with the Company's strategy to divest its non-core assets to focus on its core serviced residence business.

**FINANCIAL EFFECTS**

The Sale will result in a total net profit of approximately SGD2.27 million which will be recognised in March 2003, and will increase the Group's Earnings Per Share and Net Tangible Asset Per Share for the financial year ending 31 December 2003 by 0.15 cents.

**DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS**

None of the Directors and Substantial Shareholders of the Company has any interest, direct or indirect, in the aforesaid transaction.

By Order of the Board
Shan Tjio
Company Secretary
28 March 2003

MASNET No. 96 OF 31.03.2003
Announcement No. 96

82-4507

**CAPITALAND LIMITED**

## ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "RESIGNATION OF SECRETARY"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter. Attached AHL's announcement is for information.

Co Sec.pdf

Submitted by Tan Wah Nam, Company Secretary on 31/03/2003 to the SGX

82-4507

AUSTRALAND

31 March 2003

The Manager
Company Announcements
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

**AUSTRALAND HOLDINGS LIMITED**
**RESIGNATION OF SECRETARY**

Australand Holdings Limited announces that Michael Gwyn Arnold Smith has resigned as Secretary of the Company effective from 31 March 2003. Michael Bowden Newsom and Diosdado Pineda Morales continue as Secretaries of the Company.

Yours faithfully

Michael B. Newsom
Company Secretary


AUSTRALAND HOLDINGS LIMITED ABN 12 008 443 696

Sydney (Head Office)
Level 3
1C Homebush Bay Drive
Rhodes NSW 2138
Locked Bag 2106
North Ryde NSW 1670
DX 8419 Ryde
Telephone: 02 9767 2000
Facsimile: 02 9767 2900

Melbourne
Level 5
658 Church Street
Richmond VIC 3121
Telephone: 03 9426 1000
Facsimile: 03 9426 1050

Brisbane
32 Logan Road
Woolloongabba QLD 4102
PO Box 1365
Coorparoo QLD 4151
Telephone: 07 3391 7466
Facsimile: 07 3891 1389

Perth
Level 2
47 Colin Street
West Perth WA 6005
Telephone: 08 9486 4500
Facsimile: 08 9486 4200

MASNET No. 95 OF 31.03.2003
Announcement No. 95

82-4507

**CAPITALAND LIMITED**

## ANNOUNCEMENT (AMENDED) BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "SALE OF ASSETS OF SCOTTS PICNIC FOOD COURT, KUALA LUMPUR"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an amended announcement on the above matter. Attached Ascott's announcement is for information.

SPFC-Sale.PDF

Submitted by Tan Wah Nam, Company Secretary on 31/03/2003 to the SGX

82-4507

# THE ASCOTT GROUP LIMITED

## ANNOUNCEMENT (AMENDED)

### SALE OF ASSETS OF SCOTTS PICNIC FOOD COURT, KUALA LUMPUR

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that Scotts Picnic Food Court Sdn Bhd ("SPFC"), an indirect wholly owned subsidiary of the Company, has entered into an irrevocable Asset Sale Agreement (the "Asset Sale Agreement") with Suria KLCC Sdn Bhd (the "Purchaser") today for the sale (the "Sale") of its fixed assets, comprising renovation, plant and equipment, and operating software and manuals (collectively, the "Fixed Assets") in Scotts Picnic Food Court for a total consideration of RM5 million (equivalent to approximately SGD2.3 million) (the "Consideration").

SPFC is the owner and operator of Scotts Picnic Food Court, which is located in Suria KLCC in Kuala Lumpur, Malaysia.

Having considered previous offers from other interested buyers, the Consideration, arrived at on a willing seller and willing buyer basis, shall be satisfied in cash in two (2) instalments. As of today (the "Completion Date"), the Purchaser has made the first payment of RM1.2 million for the Fixed Assets. The second payment of RM3.8 million for the Fixed Assets shall be made by the Purchaser on 30 June 2003.

SPFC will continue to operate Scotts Picnic Food Court at Suria KLCC with effect from the Completion Date until the extended expiry date of the food court tenancy lease on 30 June 2003 instead of the original expiry date of 7 May 2003. SPFC will lease back the Fixed Assets from the Purchaser for a consideration of RM1 during this period.

The Fixed Assets have been fully written down in the books of SPFC as at 28 March 2003.

### RATIONALE FOR THE SALE

The Sale is in line with the Company's strategy to divest its non-core assets to focus on its core serviced residence business.

### FINANCIAL EFFECTS

The Sale will result in a total net profit of approximately SGD2.27 million which will be recognised in March 2003, and will increase the Group's Earnings Per Share and Net Tangible Asset Per Share for the financial year ending 31 December 2003 by 0.15 cents.

### DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

None of the Directors and Substantial Shareholders of the Company has any interest, direct or indirect, in the aforesaid transaction.

By Order of the Board
Shan Tjio
Company Secretary
28 March 2003